UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Kid Brands Inc.

(Name of Issuer)

Common Stock, $0.10 stated value

(Title of Class of Securities)

49375T100

(CUSIP Number)

W. Tom Donaldson, III Esq

McGuireWoods LLP

201 North Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 343-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49375T100	(Page 2 of 5)

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morehead Opportunity Fund, LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 1,946,415
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 1,946,415
SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,415
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 49375T100	(Page 3 of 5)

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on November 3, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on June 20, 2012 (together, the “Schedule 13D”). This Amendment No. 2 is being filed by Morehead Opportunity Fund, LP (the “Reporting Person”) and relates to the common stock, stated value $0.10 per share, of Kid Brands, Inc., a New Jersey corporation (the “Company”). All capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, items in the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On May 23, 2012 through July 13, 2012, the Reporting Person acquired an aggregate of 843,619 Shares of the Company in open market purchases as set forth on Schedule III for aggregate consideration (excluding commissions) of approximately $1,722,348. All of the funds used to acquire the Shares of the Company were obtained from the working capital of the Reporting Person, which in turn was obtained from the capital contributions of the partners of the Reporting Person and/or investment proceeds thereof.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The Reporting Person is the beneficial owner of 1,946,415 Shares of the Company. Based on estimates of shares outstanding of the Company based upon the Form 10-Q filed by the Company on May 11, 2012 that states that the Issuer had an aggregate of 21,826,649 Shares outstanding as of May 4, 2012, the Reporting Persons may be deemed to own approximately 8.92% of the Issuer’s Shares. By virtue of his position with Morehead Capital Advisors, Mr. Maynard has the sole power to vote and dispose of the Shares owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOREHEAD OPPORTUNITY FUND, LP

Date: July 17, 2012

	By:	MOREHEAD CAPITAL ADVISORS I, LLC

	By:	/s/ Quinton Maynard
	Name:	Quinton Maynard
	Title:	Manager

SCHEDULE III

	Shares	Per Share Price ($)
05/23/12	47,748	2.0958
05/24/12	35,347	2.1395
05/25/12	822	2.1236
05/29/12	6,749	2.1970
05/30/12	7,762	2.1976
05/31/12	100	2.1500
06/01/12	23,923	2.1988
06/04/12	22,077	2.1557
06/05/12	12,444	2.1563
06/06/12	13,839	2.1692
06/07/12	13,101	2.1933
06/08/12	2,400	2.2000
06/11/12	13,680	2.1956
06/18/12	18,853	2.0529
06/18/12	355,100	1.9999
06/19/12	600	2.0520
06/20/12	5,949	2.0819
06/21/12	199,500	2.0400
07/11/12	3,625	1.8976
07/13/12	60,000	1.9228

(1)	The price reported in the “Per Share Price” column is a weighted average price.